FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               14 September 2004


                                    mmO2 plc


                               Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave and Marconi sent to the London Stock Exchange on 14 September 2004 press release



        O2 AIRWAVE AND MARCONI JOIN IN NATIONWIDE FIRE COMMUNICATIONS BID


Released:  14 September 2004


mmO2 announces that O2 Airwave has linked with Marconi  Corporation plc (London:
MONI and NASDAQ: MRCIY) as part of O2 Airwave's bid to develop a national radio communications solution for the fire and rescue service in England, Scotland and Wales. Marconi would provide comprehensive installation and field support services if O2 Airwave is successful in its bid for the 'Firelink' project, for which the company has already been shortlisted.

The collaboration brings together Marconi's expertise in design and deployment of communications equipment with O2 Airwave's digital radio network, resulting in a managed service solution that would allow UK fire brigades to use a unified, national radio communications system that conforms to the EU's single harmonised digital land-mobile plan.

The managed service solution incorporates O2 Airwave's national Terrestrial Trunked Radio (TETRA) network and overall service and prime contractor capability with Marconi's support capability in the areas of project management, design, installation as well as logistics and asset management for fixed and vehicle communications equipment.

"The partnership significantly strengthens our position as a key contender for the Firelink project. We have been working with Marconi for the past 12 months and its national presence, proven capability and understanding of the specific needs of the emergency services have added a new dimension to our managed service proposition," said Pete Richardson, Managing Director, O2 Airwave.
"Marconi's experience in the emergency sector, its track record in mission-critical defence-grade communications services and its radio heritage create a partnership with unmatched strength and depth in this sector."

O2 Airwave is already deploying a TETRA network on behalf of the 51 police forces throughout the UK and 70, 000 police officers are currently using the service. Airwave systems are also already deployed in Lancashire and Shropshire Fire and Rescue Services. The new partnership with Marconi tailors the communication network to the fire service's needs, offering all the benefits of a field-proven communications network in conjunction with interoperability with other emergency services. Marconi is already established in the emergency services market, supporting Merseyside Fire & Rescue Service's communications and IT network. In addition, the company operates a Secure Services Centre for the Ministry of Defence and other customers based on its military network support.

"O2 Airwave is the major player in the emergency services sector providing national radio coverage, so this partnership is a tremendous endorsement of our field services team," said Mark Plato, managing director, Marconi Value Added Services. "We believe that our partnership will enable the UK's fire brigades to benefit from a fully unified, all services network, with the re-assurance of their individual managed service requirements being addressed in a dedicated way."

                                    - ends -


Notes to Editors:

About Airwave
Airwave is a secure, national communications network designed for the emergency and other public safety services. It is the biggest rollout of a TETRA network in the world. The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout is due for completion at the end of 2005 and for the first time ever, the emergency services will have radio coverage wherever they need it - even in radio 'cold spots'.

     - As the network is encrypted, voice and date transmissions cannot be scanned or monitored by outsiders - helping police stay one step ahead of criminals

     - Emergency buttons on Airwave handsets enable officers to call for urgent assistance, making life safer on the beat

     - The system's unique, multi-functional handsets can double as a digital radio and mobile phone in one - and will also function as data terminals - enabling officers in the field to access local and national databases, including driving license information and records on the Police National Computer

     - Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres). It will be of real help at major incidents and emergencies, at which effective communications really can help to save lives

O2 Airwave is part of mmO2 plc. O2 Airwave is responsible for the delivery of the TETRA (Terrestrial Trunked Radio) network.


The Technology

Airwave uses Motorola TETRA technology,TETRA is an open digital trunked radio standard defined by the European Telecommunications Standardisation Institute
(ETSI) to meet the needs of the most demanding professional mobile radio users. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information, log onto: www.motorola.com/TETRA

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com

mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.


For press enquiries, please contact:

mmO2 Contact:                                      O2 Airwave Contact:

David Nicholas                                     Claire Parker
Director of Communications                         Press Relations Manager
mmO2 plc                                           O2 Airwave
david.nicholas@O2.com                              claire.parker@O2.com
t: +44 (0)7715 759176                              t: +44 (0)7712 772771


  All mmO2 Group news releases can be accessed at our web site: www.mmO2.com or visit the O2 Airwave website at: www.O2airwave.co.uk



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 14 September 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary